UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December, 2023

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras informs about sale of stake in electricity company

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Rio de Janeiro, December 15, 2023 – Petróleo Brasileiro S.A. – Petrobras, following up on the release disclosed on October 27, 2023, informs that it has closed the competitive process for the sale of its 18.8% stake in the share capital of UEG Araucária S.A. (UEGA), together with the sale of the stakes of its partners, Companhia Paranaense de Energia - COPEL and COPEL Geração e Transmissão S.A.. - COPEL GET (together, Copel Group), which hold 20.3% and 60.9% of the share capital, respectively.

The closure of the process is due to the fact that Petrobras' partners in UEGA, COPEL and COPEL GET, signed a Share Purchase Agreement (SPA) for their respective shareholdings with Ambar Energia S.A., and as a result decided to terminate the Joint Sale Agreement signed between these partners and Petrobras for the divestment of the entire share capital of UEGA.

Petrobras will evaluate its next steps related to the divestment of the asset in question, including the possible exercise of tag along, and reinforces its commitment to transparency in its divestment and portfolio management projects.

About UEGA - Usina Elétrica a Gás de Araucária

UEGA is a venture between the Copel Group and Petrobras, consisting of a natural gas-fired thermoelectric plant (combined cycle, with two gas turbines and one steam turbine) located in Araucária - PR, close to the Bolivia-Brazil gas pipeline (GASBOL). It started operating in 2002 and has a total installed capacity of 484 MW.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 9 th floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 15, 2023

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Sergio Caetano Leite

______________________________

Sergio Caetano Leite

Chief Financial Officer and Investor Relations Officer